

February 6, 2015

Mr. Mick McMullen
Chief Executive Officer
Stillwater Mining Company
1321 Discovery Drive
Billings, MT 59102

      Re: **Stillwater Mining Company**
               Form 10-K for the Year Ended December 31, 2013
               Filed March 3, 2014
               File No. 001-13053

Dear Mr. McMullen:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                      /s/Tia L. Jenkins

                                      Tia L. Jenkins
                                      Senior Assistant Chief Accountant
                                      Office of Beverages, Apparel, and Mining